SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

     GEORGIA POWER COMPANY                     GULF POWER COMPANY
241 Ralph McGill Boulevard, N.E.                One Energy Place
     Atlanta, Georgia 30308                 Pensacola, Florida 32520

   MISSISSIPPI POWER COMPANY          SAVANNAH ELECTRIC AND POWER COMPANY
        2992 West Beach                       600 Bay Street East
  Gulfport, Mississippi 39501               Savannah, Georgia 31401

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

  Judy M. Anderson, Vice President            Warren E. Tate, Secretary
      and Corporate Secretary                       and Treasurer
       Georgia Power Company                      Gulf Power Company
  241 Ralph McGill Boulevard, N.E.                 One Energy Place
       Atlanta, Georgia 30308                  Pensacola, Florida 32520

Michael W. Southern, Vice President,       Kirby R. Willis, Vice President,
     Chief Financial Officer,           Treasurer and Chief Financial Officer
      Secretary and Treasurer              Savannah Electric and Power Company
        2992 West Beach                           600 Bay Street East
   Gulfport, Mississippi 39501                  Savannah, Georgia 31401

                   (Names and addresses of agents for service)

            The Commission is requested to mail signed copies of all
                     orders, notices and communications to:

     W. L. Westbrook                               John D. McLanahan
 Financial Vice President                         Troutman Sanders LLP
   The Southern Company                        600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                             Suite 5200
  Atlanta, Georgia 30303                      Atlanta, Georgia 30308-2216

                              INFORMATION REQUIRED

Item 1.         Description of Proposed Transactions.
                The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Alabama Power Company ("Alabama"), Georgia Power Company ("Georgia"), Gulf Power Company ("Gulf"), Mississippi Power Company ("Mississippi") and Savannah Electric and Power Company ("Savannah") are wholly-owned subsidiaries of Southern. Alabama and Georgia each owns 50% of the outstanding common stock of Southern Electric Generating Company ("SEGCO"). Alabama, Georgia, Gulf, Mississippi, Savannah and SEGCO are sometimes referred to herein individually as an "Operating Company" and collectively as the "Operating Companies."
                Southern proposes to organize and acquire all of the outstanding capital stock of a new corporation (the "SPV") for the purpose of issuing its commercial paper at the request and for the benefit of the Operating Companies as described herein.1 It is proposed that the SPV may issue and sell such commercial paper to or through dealers from time to time prior to April 1, 2007 in an aggregate principal amount at any one time outstanding of up to $3.5 billion (including up to $1.7 billion for Georgia, $300 million for Gulf, $350 million for Mississippi and $90 million for Savannah). Such commercial paper will be in the form of promissory notes with varying maturities not to exceed one year, which maturities may be subject to extension to a final maturity not to exceed 390 days. Actual maturities will be determined by market conditions, the effective interest costs and the anticipated cash flows of the respective Operating Companies, including the proceeds of other borrowings, at the time of issuance. The commercial paper notes will be issued in denominations of not less

________________________________

1 While it is contemplated that the SPV will initially issue commercial paper for the benefit of the Operating Companies, it is also proposed that the SPV may, pursuant to authorization granted by the Commission in this proceeding, issue such securities for the benefit of any other associate company that may issue its debt securities to the SPV pursuant to Rule 52 under the Act.

than $50,000 and will not by their terms be prepayable prior to maturity.
The form of commercial paper note is filed herewith as Exhibit B-2.
                The commercial paper will be sold by the SPV directly to or through a dealer or dealers (the "dealer"). The discount rate (or the interest rate in the case of interest-bearing notes), including any commissions, will not be in excess of the discount rate per annum (or the equivalent interest rate) prevailing at the date of issuance for commercial paper of comparable quality with the particular maturity sold by issuers thereof to commercial paper dealers.
                No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission not to exceed 1/8th of 1% per annum payable to the dealer in respect of commercial paper sold through the dealer as principal. The dealer will reoffer such commercial paper at a discount rate of up to 1/8th of 1% per annum less than the prevailing interest rate to the SPV or at an equivalent cost if sold on an interest-bearing basis.
                It is proposed that the SPV will enter into a financial services agreement with each Operating Company pursuant to which the SPV will agree to use its reasonable best efforts to issue commercial paper in amounts and at times as requested by such Operating Company. The SPV will lend the cash proceeds of each such issuance to the Operating Company requesting it, which loans will be evidenced by a "grid" promissory note executed by such Operating Company. The terms of each such loan to an Operating Company will be identical to those of the related commercial paper issued for the benefit of such Operating Company.
                It is further proposed that Alabama or Georgia, or both of them jointly and severally, may guarantee any such loan by the SPV to SEGCO. In addition, either Alabama or Georgia may re-lend the proceeds of any borrowing by it from the SPV to SEGCO on the same terms.

                The proceeds from the proposed borrowings by the Operating Companies will be used for general corporate purposes, including the financing in part of their respective construction programs. None of such proceeds will be used by the Operating Companies, directly or indirectly, for the acquisition of any interest in an "exempt wholesale generator" or a "foreign utility company."
                With respect to the transactions for which approval is sought herein, Georgia, Gulf, Mississippi and Savannah, for themselves and on behalf of the SPV, hereby request authority to file certificates of notification under Rule 24 on a quarterly basis (within 60 days following the close of each calendar quarter). Item 2. Fees, Commissions and Expenses.
                Information as to fees and expenses to be incurred in connection with the transactions proposed herein will be set forth in an amendment hereto.
Item 3.         Applicable Statutory Provisions.
                The acquisition by Southern of the capital stock of SPV in connection with the organization of the SPV is subject to Sections 9(a) and 10 of the Act. The issuance and sale by the SPV of its commercial paper are subject to Sections 6(a) and 7 of the Act, except to the extent exempted by the first sentence of Section 6(b). The issuance by Georgia, Gulf, Mississippi and Savannah of their respective promissory notes to the SPV is subject to Sections 6(a) and 7 of the Act, except to the extent exempted under the first sentence of
Section 6(b), and the acquisition by the SPV of such notes of Georgia, Gulf, Mississippi and Savannah is subject to Sections 9(a) and 10 of the Act. The guarantee by Georgia of any loan by the SPV to SEGCO as described herein is subject to Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder. No authorization by the Commission is required for any other transaction described herein; the transactions involving Alabama and SEGCO are exempted pursuant to Rule 52 under the Act.

                Rule 54 Analysis: The transactions for which approval is requested herein are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
                Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At December 31, 1999, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.742 billion, or approximately 68.41% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 1999 ($4.008 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).
                In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.
                Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.
                The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of September 30, 1999, was 44.5% equity, 55.5% debt including all non-recourse debt, and 57.1% equity and 42.9% debt excluding all non-recourse debt. These ratios are within accepted industry ranges and within the limits set by independent rating agencies (such as Standard and Poor's) for "A" rated utilities.
                Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A" which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+" or better. As a point of reference, the percentage of debt in the total capital structure of the Southern domestic operating utility companies was 43.7% at September 30, 1999, which is lower than the average for the Standard & Poor's "A" rated electric utilities. At year end 1998, according to Standard & Poor's, the average total debt (both long-term and short-term) for "A" rated electric utilities was 50.4% of total capitalization.
                Southern's consolidated retained earnings grew on average approximately 5.5% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on SWEB in 1997 and the write down of assets in 1998, the average growth would be 7.2%. In 1998, consolidated retained earnings increased approximately $36 million, or slightly less than 1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings in the three calendar years ending after the Rule 53(c) order.
                Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.
Item 4.         Regulatory Approval.
                The proposed issuance by Gulf of its promissory note to the SPV evidencing loans by the SPV to Gulf has been or will have been expressly authorized by the Florida Public Service Commission, which has jurisdiction over the issuance of securities by public utility companies operating in Florida. The transactions for which authorization is sought herein are not subject to the jurisdiction of any other state commission or of any federal commission other than the Securities and Exchange Commission.

Item 5.         Procedure.
                It is hereby requested that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The applicant-declarants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby. Item 6. Exhibits and Financial Statements.

       (a)      Exhibits

       A-1      - Certificate of Incorporation of SPV. (To be filed by
                  amendment.)

       A-2      - By-laws of SPV. (To be filed by amendment.)

       B-1      - Form of Financial Services Agreement. (To be filed by
                  amendment.)

       B-2      - Form of commercial paper note. (To be filed by amendment.)

       F        - Opinions of counsel. (To be filed by amendment.)

       G        - Form of Notice.

       (b)      Financial Statements.

                  Balance sheet of Georgia at September 30, 1999. (Designated in Georgia's Form 10-Q for the quarter ended September 30, 1999, File No. 1-6468.)

                  Statements of income and cash flows of Georgia for the nine months ended September 30, 1999. (Designated in Georgia's Form 10-Q for the quarter ended September 30, 1999, File No. 1-6468.)

                  Balance sheet of Gulf at September 30, 1999. (Designated in Gulf's Form 10-Q for the quarter ended September 30, 1999, File No. 0-2429.)

                  Statements of income and cash flows of Gulf for the nine months ended September 30, 1999. (Designated in Gulf's Form 10-Q for the quarter ended September 30, 1999, File No. 0-2429.)

                  Balance sheet of Mississippi at September 30, 1999. (Designated in Mississippi's Form 10-Q for the quarter ended September 30, 1999, File No. 0-6849.)

                  Statements of income and cash flows of Mississippi for the nine months ended September 30, 1999. (Designated in Mississippi's Form 10-Q for the quarter ended September 30, 1999, File No. 0-6849.)

                  Balance sheet of Savannah at September 30, 1999. (Designated in Savannah's Form 10-Q for the quarter ended September 30, 1999, File No. 1-5072.)

                  Statements of income and cash flows of Savannah for the nine months ended September 30, 1999. (Designated in Savannah's Form 10-Q for the quarter ended September 30, 1999, File No. 1-5072.)

         Since September 30, 1999, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Georgia, Gulf, Mississippi or Savannah from that set forth in or contemplated by the foregoing financial statements.

Item 7.         Information as to Environmental Effects.
                (a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of the Operating Companies' businesses. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
                (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


Dated:  February 21, 2000      THE SOUTHERN COMPANY



                               By: /s/Tommy Chisholm
                                   Tommy Chisholm
                                     Secretary


                               GEORGIA POWER COMPANY



                               By: /s/Wayne Boston
                                    Wayne Boston
                                 Assistant Secretary


                               GULF POWER COMPANY



                               By: /s/Wayne Boston
                                    Wayne Boston
                                 Assistant Secretary


                               MISSISSIPPI POWER COMPANY



                               By: /s/Wayne Boston
                                    Wayne Boston
                                 Assistant Secretary


                               SAVANNAH ELECTRIC AND POWER COMPANY



                               By: /s/Wayne Boston
                                    Wayne Boston
                                 Assistant Secretary